October 26, 2012

John Reynolds, Assistant Director
John Coleman, Mining Engineer
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010
Fax: 202-772-9368

RE:          Staff letter dated October 1, 2012
File No. 002-69494
Form 10-K for Fiscal Year Ended December 31, 2011
Filed April 16, 2012

This letter is in response to the Staff letter dated October 1, 2012 (the “Letter”) as supplemented by various conversations among the Staff and the officers of the Company and the Company’s auditors.

Comment No. 1:  We are required by Armenian law, i.e. the laws of the country in which we operate and our mines are located, to report our Government approved reserves.  These reserves are public information.  We have, with our disclosure (“Cautionary Note”) quoted below, previously published the Armenian Government approved report and have posted it in its entirety on our website.

Additionally, we have provided our reserve reports to other persons within the meaning of the clause following “however” in Industry Guide 7 – paragraph (b)(5) point 3.  Specifically, for example, we have provided the same information reported on our Form 10-K to the Consolidated Resources group with which we have a joint venture agreement on our Getik and Toukhmanuk Armenian properties.  This new joint venture company plans to be listed on a foreign exchange.  We have also provided Armenian Government reserve information to “persons” within the same meaning for our Marjan property in Armenia.  We have also reported this foreign government approved reserve information on our Form 8-K, 10-Q and 10-K.  We have included significant disclaimers/cautionary notes concerning the Armenian Government legally approved reserves, and feel that this approach provides the greatest and fairest method of full disclosure and transparency to the public.  Someone could go to the public records in Armenia and obtain the same information/reports that we have disclosed.

Global Gold Corporation     •     555 Theodore Fremd Avenue     •     Rye, NY 10580
Phone: 914.925.0020     •     Fax: 914.925.8860
www.globalgoldcorp.com

In addition, if we did not have and report Armenian government approved “reserves” under Armenian law, someone could legitimately question whether our licenses are valid because the “reserve” information is required for licensure.  Such approved “reserves” are actually stated on the licenses which are also public and which we disclose.

Based on the above points, we feel we are in agreement with Industry Guide 7 – paragraph (b)(5) point 3, and welcome further discussion on this.  If we have overlooked something or are mistaken, of course we want to correct that.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the “SEC”) limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce.  We use terms such as “reserves,” “resources,” “geologic resources,” “proven,” “probable,” “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC Industry Guide 7.  Laws of foreign countries including Armenia and Chile are not consistent with SEC Industry Guide 7 regarding use of such terms.  We are required to adhere to the mining laws and requirements of the countries we operate in which include developing reserves as well as exploration and mining activities pursuant to laws in the countries where we operate and to be in compliance with license requirements.  We acknowledge that due to the differences in laws of the countries in which we operate and SEC Industry Guide 7, our mining activities are being reported for informational and disclosure purposes based on foreign country requirements but also that the SEC does not recognize any of our properties as having proven or probable reserves established under SEC Industry Guide 7.  Under SEC Industry Guide 7, we can only state that we are in the exploration stage and have found consistencies in mineralization amongst our drilling results, even though we have foreign country approved reserves, resources, mining licenses, and sales of concentrate.

Sincerely, /s/ Jan E. Dulman Jan Dulman Chief Financial Officer

cc:  Van Krikorian
       John E. Schmeltzer, III, Patterson, Belknap, Webb & Tyler